Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065 fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen to Conduct Video Webcast and Conference Call of
Annual and Special Meeting

Toronto, Ontario (March 14, 2005) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a leader in the research and commercial development of technologies targeting chronic inflammation underlying cardiovascular and neurological disease, will conduct a video webcast and conference call of its Annual and Special Meeting being held at the TSX Conference Centre Wednesday, March 16, 2005, at 4:30 p.m. EST (Toronto time).

To participate in the video webcast:

Please log onto Vasogen's website at: www.vasogen.com. An archived replay will be available following the presentation.

To participate via telephone conference call:

Participants are invited to attend by connecting 10 minutes prior to one of the following:

Direct Dial	416-640-1907
Toll-free	1-800-796-7558

Those participating via conference call can also log onto www.vasogen.com and follow the Powerpoint presentation.

A Question and Answer session will be held after the presentation and those participating by phone will be directed to get in queue.

A re-broadcast of the audio presentation may be accessed by:

Direct Dial	416-640-1917
Toll-free	1-877-289-8525
Pin code: 21117432#

-more-

…page 2, March 14, 2005

About Vasogen:

Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The Company’s lead product, the Celacade™ technology, is currently in two pivotal phase III clinical trials in life-threatening cardiovascular conditions with significant unmet needs. The 500-patient pivotal phase III SIMPADICO trial, which has completed patient enrolment, is designed to further investigate the use of Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease. The 2,000-patient pivotal phase III ACCLAIM trial, ongoing at more than 150 clinical centers in North America, Europe, and Israel, is designed to further investigate the use of Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory disorders, which include such devastating disorders as Parkinson’s disease and Alzheimer’s disease. VP025, the lead product candidate from this new class of drugs, is now in phase I clinical development.

This press release and Vasogen’s upcoming webcast and conference call contain forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “intends,” “will,” “should,” “expects,” “projects,” and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of our clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company’s products, the availability of government and insurance reimbursements for the Company’s products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company’s public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.